SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July, 2010

Commission File Number 001-33535

Spreadtrum Communications, Inc.

(Translation of Registrant’s Name Into English)

Spreadtrum Center, Building No. 1

Lane 2288, Zuchongzhi Road

Zhangjiang, Shanghai 201203

People’s Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F):

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes  ☐             No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes  ☐             No  ☒

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934):

Yes  ☐             No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            )

Spreadtrum Communications, Inc. (the “Registrant”) is furnishing under the cover of Form 6-K:

Exhibit 99.1:	Announcement entitled “Spreadtrum Communications, Inc. 2010 Annual General Meeting Board Announcement”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Spreadtrum Communications, Inc.

	By:	/S/ LEO LI
	Name:	Leo Li
	Title:	Chief Executive Officer
Date: July 2, 2010

EXHIBIT INDEX

Exhibit	Description

Exhibit 99.1:	Announcement entitled “Spreadtrum Communications, Inc. 2010 Annual General Meeting Board Announcement”

Exhibit 99.1

Spreadtrum Communications, Inc. 2010 Annual General Meeting Board Announcement

SHANGHAI, July 1, 2010 — Spreadtrum Communications, Inc. (Nasdaq: SPRD; “Spreadtrum” or the “Company”), one of China’s leading wireless baseband chipset providers today announced that on June 29, 2010, it held its 2010 Annual General Meeting of Shareholders at the Howard Johnson Hotel at Spreadtrum Center, Building No. 2, Lane 2288, Zuchongzhi Road, Zhangjiang, Shanghai 201203, People’s Republic of China (the “AGM”). At the AGM, each of Dr. Datong Chen and Mr. Scott Sandell was re-elected to serve as a member of the board of directors of the Company (the “Board”) for a term of three years effective June 29, 2010. Dr. Ping Wu’s term of service as a member of the Board and the Chairman of the Board expired on June 29, 2010. The Board wishes to thank Dr. Wu, a co-founder of the Company and the Company’s former Chief Executive Officer and President, for all of his contributions to the Company.

The following are the names and classes of the Company’s current directors:

Class I

Mr. Hao Chen

Class II

Dr. Leo Li            Ms. Carol Yu            Mr. Zhongrui Xia

Class III

Dr. Datong Chen            Mr. Scott Sandell

About Spreadtrum Communications, Inc.:

Spreadtrum Communications, Inc. (Nasdaq: SPRD; “Spreadtrum”) is a fabless semiconductor company that develops baseband and RF processor solutions for the wireless communications market. Spreadtrum combines its semiconductor design expertise with its software development capabilities to deliver highly-integrated baseband processors with multimedia functionality and power management. Spreadtrum has developed its solutions based on an open development platform, enabling its customers to develop customized wireless products that are feature-rich to meet their cost and time-to-market requirements.

For more information, please contact:

Investor Relations

Tel: +86-21-5080-2727

Email: ir@spreadtrum.com

Web: http://www.spreadtrum.com